Authorization and Designation
To Sign and File
Section 16 Reporting Forms

The undersigned, a Director of Philip Morris
International Inc., a Virginia corporation (the
"Company"), does hereby authorize and designate
Jerry Whitson, Markus Mueller or Karen Zani to sign and file on his behalf any and all Forms 3, 4 and 5 relating to equity securities of the Company with the Securities and Exchange Commission pursuant to the requirements of Section 16 of the Securities Exchange Act of 1934 ("Section 16"). This authorization, unless earlier revoked in writing, shall be effective January 1, 2011 and shall be valid until the undersigned's reporting obligations under
Section 16 with respect to equity securities of the Company shall cease. All prior such authorizations are hereby revoked, effective January 1, 2011.

IN WITNESS WHEREOF, the undersigned has executed this Authorization and Designation this 7th day of December, 2010.

/s/  Stephen M. Wolf